Exhibit 99.1

EBIX -YATRA Merger Consideration FAQ

What was announced between Yatra and EBIX?

On July 17, 2019, Ebix, Inc. (NASDAQ: EBIX) and Yatra Online, Inc. (NASDAQ: YTRA) announced that they entered into a definitive agreement under which Ebix will acquire Yatra via merger. In connection with the merger, each ordinary share of Yatra (“Yatra Ordinary Share”) will be entitled to receive 0.005 shares of a new class of preferred stock of Ebix (“Ebix Convertible Preferred Stock”). Each share of Ebix Convertible Preferred Stock received for each Yatra Ordinary Share will, in turn, be convertible into 20 shares of common stock of Ebix (“Ebix Common Stock”).

What are the benefits of this transaction?

This is an exciting transaction for Yatra and Ebix. Ebix’s travel business is highly complementary to Yatra’s platform, and the transaction will create India’s largest and most profitable travel services company, and a leading online travel platform poised to capture significant international growth opportunities.  Specifically, together Ebix and Yatra will be India’s largest end-to-end travel industry provider, offering distribution, travel insurance, forex, MICE, Visa and travel technology services.

In addition, as part of a larger diversified organization with the necessary scale and resources to be a leader in today’s dynamic travel marketplace, we will provide more options and an enhanced experience for our customers. We also expect to be an even stronger partner to the airline, hotel, car rental and other businesses with whom we work. Combining with Ebix will enable us to better serve our customers and achieve our mission of “creating happy travelers.”

Who is Ebix?

Ebix is a leading international supplier of On-Demand software and E-commerce services to the insurance, financial, healthcare and e-learning industries.

How will the companies be integrated?

Following the completion of the transaction, Yatra will become part of Ebix’s EbixCash travel portfolio alongside Via and Mercury.

What will happen to the Yatra brand post-merger?

Following completion of the transaction, Yatra will become part of Ebix’s travel portfolio alongside Via and Mercury.

When is the transaction expected to close?

The transaction has been approved unanimously by each of Ebix’s and Yatra’s Boards of Directors, and it is expected to close by the fourth quarter of 2019.

The obligations of each party to consummate the transaction are subject to approval by Yatra shareholders, clearances by the U.S. Securities and Exchange Commission (the “SEC”) and Nasdaq of the registration and listing of the Ebix Convertible Preferred Stock, respectively, and other customary closing conditions. The obligations of Ebix to consummate the transaction are further conditioned upon (i) Yatra obtaining the cancellation or other extinguishment of Yatra Warrants such that no more than 8,768,979 Yatra Ordinary Shares remain subject to Yatra Warrants and (ii) Ebix’s receipt of written acknowledgment from Yatra’s financial advisor that its fees and expenses due for such services have been paid in full.

Is there any approval required from India from an anti-trust perspective?

There is no Indian anti-trust approval required. The merger agreement requires the parties to use their respective reasonable best efforts to obtain other regulatory approvals, if any.

Who will lead the combined company? Will Dhruv or any member of the Yatra management team be joining Ebix?

Robin Raina, Ebix’s Chairman, President and CEO, will lead the combined company. Many of the key decisions about how we will combine the two companies have not yet been made. Together with Ebix, we will be establishing an integration team that will work to develop a detailed and thoughtful plan to make the post-closing integration as efficient as possible.

When is the Yatra shareholder vote?

The proxy statement/prospectus and form of proxy card will be provided to Yatra’s shareholders.  Investors should read the proxy statement/prospectus carefully when available prior to Yatra’s extraordinary general meeting of shareholders.

When will Yatra announce the “record date” upon which shareholders of record as of that date will be eligible to vote on the transaction?

The record date has not yet been set. Yatra will disclose the record date in the proxy statement/prospectus.

What percentage of Yatra shareholders voting in favor is needed to approve the transaction?

A vote in favor of the transaction from two-thirds of Yatra shareholders is required to approve the transaction.

What is the total number of Yatra shares that are eligible to vote?

That number of Yatra shares that are eligible to vote will be determined once the record date is set.

Are there any classes of Yatra stock that will be excluded from voting?

This will be disclosed in the proxy statement/prospectus.  Yatra Class A Non-Voting Shares have no voting rights but are convertible at any time into ordinary shares.

Is there a vote required from Ebix stockholders to approve the transaction?

No, Ebix stockholder approval is not required at this time.

What is this Redemption option that is being offered by Ebix to Yatra shareholders?

The Ebix Convertible Preferred Stock will offer all Yatra shareholders the right to have redeemed, for a cash price of $5.31, the shares of Ebix Convertible Preferred Stock received per Yatra Ordinary Share. The redemption option will be available to Yatra shareholders during the 25th month after closing.  The redemption option is accordingly only available to Yatra shareholders who have not opted to convert the Ebix Convertible Preferred Stock into Ebix Common Stock before the 25th month after closing.

What will become of Yatra warrants?

As a condition to the closing of the transaction, Yatra will offer newly issued Yatra Ordinary Shares in exchange for 50% of the outstanding warrants to purchase Yatra Ordinary Shares (“Yatra Warrants”). It is currently anticipated that approximately 1.3 million newly issued Yatra Ordinary Shares will be exchanged for 50% of the outstanding Yatra Warrants, representing an exchange ratio of 0.075 newly issued Yatra Shares per Yatra Warrant. Assuming the value of the underlying Ebix Common Stock to be received for each Yatra share is $4.90, the value offered per Yatra Warrant would be $0.37.

Will the warrants be converted into common equity before or after the shareholder vote?

Yatra is still reviewing the timing for the warrant exchange.

Who are the external advisors on the transaction?

Bass, Berry & Sims PLC is acting as legal counsel to Ebix. Citi is acting as exclusive financial advisor to Yatra and Goodwin Procter LLP is acting as legal counsel.

Additional Information and Where to Find It

In connection with the proposed transaction between Yatra and Ebix, Ebix will file a registration statement on Form S-4, and Yatra will file a Report of Foreign Private Issuer on Form 6-K which will contain a proxy statement/prospectus concerning the proposed merger, with the SEC. The proxy statement/prospectus and form of proxy card will be provided to Yatra’s shareholders. Yatra and Ebix will also file other relevant documents with the SEC regarding the proposed transaction. BEFORE MAKING ANY VOTING DECISION, YATRA’S INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE FORM S-4, PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Investors may obtain free copies of the proxy statement/prospectus and S-4 (when they become available) and other documents filed by Yatra and Ebix with the SEC at the SEC’s website at http://www.sec.gov. In addition, free copies of the proxy statement/prospectus (when available) and Yatra’s other SEC filings are also available on Yatra’s website at www.yatra.com

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed merger or otherwise, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

Participants in the Solicitation

Yatra, Ebix and their respective directors, executive officers, certain members of management and certain employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding Yatra’s officers and directors is included in the Annual Report on Form 20-F filed with the SEC on July 31, 2018. This document is available free of charge at the SEC’s website at www.sec.gov or by accessing Yatra’s Investor Relations page at investors.yatra.com. Information regarding Ebix’s officers and directors is included in Ebix’s Definitive Proxy Statement on Schedule 14A filed with the SEC on October 16, 2018 with respect to its 2018 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or at Ebix’s Investors Home page at www.ebix.com/investorhome.

Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Yatra’s shareholders generally, will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this Report of Foreign Private Issuer on Form 6-K that relate to future results and events may constitute “forward-looking statements” within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on the current expectations, estimates, forecasts and projections of Yatra and Ebix. These forward-looking statements may include but are not limited to statements about the expected completion of the merger and the timing thereof and the satisfaction or waiver of any conditions to the consummation of the merger as there can be no assurances that the merger will be consummated. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “seem,” “should” and similar expressions. Such statements include, among other things, management’s beliefs, estimates and projections, as well as our strategic and operational plans. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: economic, business, competitive, and/or regulatory factors affecting the businesses of Yatra and Ebix generally, including those set forth in Yatra’s most recent Annual Report on Form 20-F, especially in the “Risk Factors” and “Operating and Financial Review and Prospects” sections therein, and in its subsequent Reports on Form 6-K, and those set forth in Ebix’s most recent most recent Annual Report on Form 10-K, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections therein, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Forward-looking statements contained herein speak only as of the date hereof, and Yatra and Ebix undertake no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.